Idearc Underwriting Syndicate Members

JP Morgan Securities, Inc.
Bear, Stearns & Co., Inc.
Banc of America Securities, LLC
Barclays Capital
Citigroup Global Markets, Inc.
ABN AMRO Incorporated
Credit Suisse Securities (USA), LLC
Goldman, Sachs & Co.
Merrill Lynch & Co., Inc.
Morgan Stanley & Co., Inc.